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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

VTTI Energy Partners LP

(Name of Issuer)

Common Units

(Title of Class Securities)

Y9384M101

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (3-06)	Page 1 of 10 pages

CUSIP No. Y9384M101

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Osterweis Capital Management, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) n/a
11.	Percent of Class Represented by Amount in Row (9) 0.00%*
12.	Type of Reporting Person (See Instructions) IA

*	Percentage ownership is based on 25,595,500 common units outstanding as reported in the Issuer’s Prospectus Supplement dated August 8, 2016 and filed on August 10, 2016, giving effect to the offering of 5,250,000 Common Units of Issuer, which closed on August 12, 2016.

SEC 1745 (3-06)	Page 2 of 10 Pages

CUSIP No. Y9384M101

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Osterweis Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 2,715
	6.	Shared Voting Power
	7.	Sole Dispositive Power 2,715
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,715
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) n/a
11.	Percent of Class Represented by Amount in Row (9) 0.00%*
12.	Type of Reporting Person (See Instructions) IA

*	Percentage ownership is based on 25,595,500 common units outstanding as reported in the Issuer’s Prospectus Supplement dated August 8, 2016 and filed on August 10, 2016, giving effect to the offering of 5,250,000 Common Units of Issuer, which closed on August 12, 2016.

SEC 1745 (3-06)	Page 3 of 10 Pages

CUSIP No. Y9384M101

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). John S. Osterweis
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 2,715
	6.	Shared Voting Power
	7.	Sole Dispositive Power 2,715
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,715
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) n/a
11.	Percent of Class Represented by Amount in Row (9) 0.00%*
12.	Type of Reporting Person (See Instructions) HC, IN

*	Percentage ownership is based on 25,595,500 common units outstanding as reported in the Issuer’s Prospectus Supplement dated August 8, 2016 and filed on August 10, 2016, giving effect to the offering of 5,250,000 Common Units of Issuer, which closed on August 12, 2016.

SEC 1745 (3-06)	Page 4 of 10 Pages

Item 1.

(a)	Name of Issuer

VTTI Energy Partners LP

(b)	Address of Issuer’s Principal Executive Offices

25-27 Buckingham Palace Road

London, SW1W OPP

United Kingdom

Item 2.

(a)	Name of Persons Filing

(i)	Osterweis Capital Management, Inc.

(ii)	Osterweis Capital Management, LLC

(iii)	John S. Osterweis

(b)	Address of Principal Business office or, if None, Residence

(i)	One Maritime Plaza, Suite 800, San Francisco, CA 94111

(ii)	One Maritime Plaza, Suite 800, San Francisco, CA 94111

(iii)	One Maritime Plaza, Suite 800, San Francisco, CA 94111

(c)	Citizenship

(i)	CA Corporation

(ii)	CA Limited Liability Company

(iii)	U.S. Citizen

(d)	Title of Class Securities

Common Units

(e)	CUSIP Number

Y9384M101

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Page 5 of 10 Pages

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

(e)	☒	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(ii)(F).

(g)	☒	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☒	Group in accordance with Section 240.13d-1(b)(ii)(J).

Item 4.	Ownership

Common Stock:

(a)	Amount Beneficially Owned: 2,715

(b)	Percent of Class: 0.00%*

(c)	Number of shares as to which the joint filers have:

(i)	sole power to vote or to direct the vote: 2,715

(ii)	shared power to vote or to direct the vote:

(iii)	sole power to dispose or to direct the disposition of: 2,715

(iv)	shared power to dispose of or to direct the disposition of:

*	Percentage ownership is based on 25,595,500 common units outstanding as reported in the Issuer’s Prospectus Supplement dated August 8, 2016 and filed on August 10, 2016, giving effect to the offering of 5,250,000 Common Units of Issuer, which closed on August 12, 2016.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

n/a

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See Exhibit C

Page 6 of 10 Pages

Item 8.	Identification and Classification of Members of the Group.

See Exhibit A

Item 9.	Notice of Dissolution of Group.

n/a

Item 10.	Certification:

(a)	The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2017

/s/ John S. Osterweis
Signature
By: John S. Osterweis, President & CEO of
Osterweis Capital Management, Inc.

/s/ John S. Osterweis
Signature
By: John S. Osterweis, President & Managing Member of
Osterweis Capital Management, LLC

/s/ John S. Osterweis
Signature
By: John S. Osterweis, Control Person of
Osterweis Capital Management, Inc. and
Osterweis Capital Management, LLC

Page 7 of 10 Pages